UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)
Dermira, Inc.
(Name of Subject Company)
Dermira, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
24983L 10 4
(CUSIP Number of Class of Securities)
Thomas G. Wiggans
Chief Executive Officer
Dermira, Inc.
275 Middlefield Road, Suite 150
Menlo Park, CA 94025
(650) 421-7200
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)
With copies to:

Douglas N. Cogen, Esq. David K. Michaels, Esq. Katherine K. Duncan, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, CA 94104 (415) 875-2300	Andrew L. Guggenhime Chief Financial Officer Dermira, Inc. 275 Middlefield Road, Suite 150 Menlo Park, CA 94025 (650) 421-7200

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dermira, Inc., a Delaware corporation (“Dermira”), with the Securities and Exchange Commission on January 22, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Bald Eagle Acquisition Corporation (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the outstanding shares of Dermira common stock, par value $0.001 per share (the “Shares”), at a purchase price of $18.75 per Share, net to the seller in cash, without interest, and subject to withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 10, 2020, by and among Dermira, Lilly and Purchaser (the “Merger Agreement”), the Offer to Purchase, dated as of January 22, 2020 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 8. Additional Information
The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals-U.S. Antitrust Approvals” is hereby amended as follows:
On page 52, the second full paragraph is amended and supplemented by adding the following sentence at the end of the paragraph:
On February 10, 2020 at 11:59 p.m. Eastern Time, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Dermira, Inc.

Date:	February 11, 2020	By:	/s/ Andrew L. Guggenhime
			Name:	Andrew L. Guggenhime
			Title:	Chief Financial Officer